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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*

                             Giant Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   374508109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 374508109                13G
-------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BankAmerica Corporation

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [ ]
                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

                      5    SOLE VOTING POWER

   Number of Shares        -0-
                      ----------------------------------------------------------
  Beneficially Owned  6    SHARED VOTING POWER

  by Each Reporting        1,761
                      ----------------------------------------------------------
     Person With      7    SOLE DISPOSITIVE POWER

                           -0-
                      ----------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER

                           1,223,911
                      ----------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,223,911
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------
CUSIP No. 374508109                13G
-------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Bank of America NT&SA, as a trustee and a co-trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)[ ]
                                                (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

                         5    SOLE VOTING POWER

   Number of Shares           -0-
                         -------------------------------------------------------
  Beneficially Owned     6    SHARED VOTING POWER

  by Each Reporting           1,761
                         -------------------------------------------------------
     Person With         7    SOLE DISPOSITIVE POWER

                              -0-
                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              1,223,911
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,223,911
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     BK
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1    (a)  Name of Issuer:          Giant Industries, Inc.

          (b)  Address of Issuer's      23733 N. Scottsdale Road
               Principal Executive      Scottsdale, AZ  85255
               Offices:

Item 2    (a)  Names of Person          BankAmerica Corporation
               Filing:                       ("BAC")

                                        Bank of America NT&SA
                                           ("BANTSA")

          (b)  Address of Principal     (For BAC and BANTSA)
               Business Offices:        555 California Street
                                        San Francisco, CA  94104

          (c)  Citizenship:             BAC is organized under
                                        the laws of Delaware. BANTSA is a
                                        national banking association
                                        organized under the laws of
                                        the United States.

          (d)  Title of Class of        Common Stock
               Securities:

          (e)  CUSIP Number:            374508109

Item 3 If this statement is filed pursuant to Rules 13d-1(b)or 13d-2(b), check whether the person filing is a:

               (a) [ ] Broker or Dealer registered under Section15 of the Act

               (b) [X] Bank as defined in Section 3(a)(6) of the Act

               (c) [ ] Insurance Company as defined in Section 3(a)(19)of the Act

               (d) [ ] Investment Company registered under Section 8 of the
                       Investment Company Act

               (e) [ ] Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940

               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

               (g) [X] Parent Holding Company, in accordance with
                       ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

               (h) [ ]Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4         Ownership*

               (a)  Amount Beneficially Owned:
                          BAC                                          1,223,911
                          BANTSA                                       1,223,911

               (b)  Percent of Class:
                          BAC                                              11.1%
                          BANTSA                                           11.1%

               (c)  Number of shares as to which such person has:

                    (i)   sole power to vote or direct the vote:
                          BAC                                                  0
                          BANTSA                                               0

                    (ii)  shared power to vote or direct the vote:
                          BAC                                              1,761
                          BANTSA                                           1,761

                    (iii) sole power to dispose or direct the disposition of:
                          BAC                                                  0
                          BANTSA                                               0

                    (iv)  shared power to dispose or direct the disposition of:
                          BAC                                          1,223,911
                          BANTSA                                       1,223,911

----------
* By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.

Item 5    Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6    Ownership of More than Five Percent on Behalf of
          Another Person.

          Not Applicable.

Item 7    Identification and Classification of the Subsidiaries
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          See Item 2. The entity described below is a wholly-owned subsidiary of BAC, which is a registered bank holding company. BANTSA is a bank as defined in
          Section 3(a)(6) of the Act.

Item 8    Identification and Classification of Members of the
          Group.

          Not Applicable.

Item 9    Notice of Dissolution of Group.

          Not Applicable.

Item 1    Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1998


         BANKAMERICA CORPORATION*

         BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*


*By:     /s/ VENRICE R. PALMER

          Venrice R. Palmer
          Senior Counsel of
          Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to
          Schedule 13G Amendment #2 relating to Anaren Microwave,
          Inc.)

                                  EXHIBIT A
                                  ---------

                           Joint Filing Agreement
                           ----------------------

     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 6, 1998

         BANKAMERICA CORPORATION*

         BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*





*By:     /s/ VENRICE R. PALMER

         Venrice R. Palmer
         Senior Counsel of
         Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to
         Schedule 13G Amendment #2 relating to Anaren Microwave,
         Inc.)